

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 28, 2021

Ross Sklar
Chief Executive Officer
Starco Brands, Inc.
250 26th Street, Suite 200
Santa Monica, CA

> **Re: Starco Brands, Inc.**
> **Amendment No. 2 to Draft Offering Statement on Form 1-A**
> **Submitted May 11, 2021**
> **CIK No. 0001539850**

Dear Mr. Sklar:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 30, 2021 letter.

Amendment No. 2 to Draft Offering Statement on Form 1-A Submitted May 11, 2021

The Company's Business
Principal Products and Services
Products
Breathe™, page 26

1.   We note your response to our prior comment 1, and that you have revised your disclosure to clarify that Alim Enterprises, LLC assigned the "*Breathe* Hand Sanitizer Spray" patent application to you on February 8, 2021. Please disclose the manner in which the patent application was assigned to you and file as a material contract the agreement pursuant to which the patent application was assigned to you. In this regard, we note that the Memorandum of Understanding between you, Alim Enterprises, LLC and The Starco

Group continues to suggest that Alim Enterprises, LLC owns all rights to the patent application and is merely "willing to transfer the patent" to you.

General

2. We note that you have not filed the Form 10-Q for the fiscal period ended March 31, 2021. Please note that issuers that have not filed all reports required pursuant to Section 13 or 15(d) of the Exchange Act during the two years before filing an offering statement are not eligible to use Form 1-A. Refer to Rule 251(b)(7) of Regulation A. Please advise.

Please contact Nicholas Lamparski at (202) 551-4695 or Lilyanna Peyser at (202) 551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jeanne Campanelli